Exhibit 2.19

DATED	25 JUNE 2004	2004

(1)  ROSENTHAL AG

(2)  ANGLO IRISH BANK CORPORATION plc

TERM LOAN AGREEMENT

This Agreement is subject to the
Subordination Agreement (as defined within).

MATHESON ORMSBY PRENTICE

30 Herbert Street

Dublin 2

Ireland

TEL  + 353 1 619 9000

FAX  + 353 1 619 9010

INDEX

1	Definitions and Interpretation

2	The Facility

3	Purpose

4	Conditions Precedent

5	Drawdown

6	Interest

7	Repayment

8	Prepayment and Cancellation

9	Payments

10	Representations and Warranties

11	Undertakings

12	Events of Default

13	Increased Costs and Illegality

14	Mitigation by the Bank

15	Indemnities

16	Assignment

17	Waiver

18	Severance

19	Set-Off

20	Costs

21	Counterparts

22	Notices

23	Subordination

24	Governing Law and Jurisdiction

Schedule 1
Conditions Precedent

Schedule 2
Form of Drawdown Notice

Schedule 3
Compliance Certificate

Signatures

THIS AGREEMENT is made on 28 May 2004 BETWEEN

(1)                                 ROSENTHAL AG, a German stock company which is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hof under HRB 33,

(the “Borrower”),

AND

(2)                                 ANGLO IRISH BANK CORPORATION plc of 18/21 St. Stephen’s Green, Dublin 2,

(the “Bank”).

WHEREAS:-

The Bank has agreed to make available to the Borrower a term loan facility upon the terms and subject to the conditions contained in this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1                                         DEFINITIONS AND INTERPRETATION

1.1                                Definitions

In this Agreement, except where the context otherwise requires:-

“Affiliate” of a person means any subsidiary or holding company (within the meaning given to such expression by section 155 of the Companies Act 1963) of that person or any subsidiary of any such holding company;

“Availability Period” means the period from the date hereof until 30 June 2004;

“Base Accounts” means the audited accounts of the Borrower for the year ended on the Base Accounts Date;

“Base Accounts Date” means 31 March 2003;

“Business Day” means a day (other than a Saturday or Sunday) on which banks in Dublin are open for the transaction of business generally and any TARGET Day;

“Certified Copy” means a copy of an original document certified by a director of the Borrower as being a true and complete copy of such original then currently in full force and effect;

“Compliance Certificate” means a certificate in the form of the draft certificate set out in Schedule 3;

“Consent” includes any approval, authorisation, consent, exemption, licence, permission or registration by, of or from any governmental or other authority or any other relevant person;

“Cost of Funds” means in respect of any Interest Period or other period and in relation to any Drawing or unpaid sum:

(i)                                      the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Reuters screen.  If the agreed page is replaced or service ceases to be available, the Bank may specify another page or service displaying the appropriate rate after consultation with the Borrower; or

(ii)                                   (if no such rate is available for the relevant period in relation to that Drawing) the arithmetic mean of the rates (rounded up to five decimal places) as supplied to the Bank at its request, quoted by the Reference Banks to leading Banks in the European interbank market;

as of 11:00am (Brussels time) on the Quotation Day for the offering of deposits in euro for a period comparable to the relevant period.

“Dangerous Substance” means any radioactive emissions and any natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) the generation, transportation, storage, treatment, use or disposal of which (whether alone or in combination with any other substance) and including (without limitation) any controlled, special, hazardous, toxic, radioactive or dangerous waste, gives rise to a risk of causing harm to man or any other living organism or damaging the Environment or public health or welfare;

“Default” means an Event of Default or event or circumstance which with the giving of notice, the lapse of time or the making of any determination under the Finance Documents (or any combination of the foregoing) would become such an event;

“Drawdown Date” means a Business Day during the Availability Period upon which a Drawing is made;

“Drawdown Notice” means a notice in or substantially in the form of Schedule 2;

“Drawing” means an amount proposed to be drawn down by the Borrower pursuant to clause 5 (Drawdown) or, as the context may require, drawn down and for the time being the principal amount outstanding thereof;

“Environment” means all, or any of, the following media, the air (including the air within buildings and the air within other natural or man-made structures above or below ground), water (including, without limitation, ground and surface water) and land (including, without limitation, surface and sub-surface soil);

“Environmental Law” means all laws, regulations, codes of practice, circulars, guidance notices and the like in each case having legal effect in each relevant jurisdiction concerning pollution, the protection of human health, the workplace, the Environment or Dangerous Substances.

“Environmental Licence” means any permit, licence, authorisation, consent or other approval required by any Environmental Law.

“Event of Default” means any of the events mentioned in clause 12.1 (Events of Default);

“Facility” means the loan facility the terms and conditions of which are set out in this Agreement;

“Facility Amount” means €7,500,000 (seven million five hundred thousand euro);

“Finance Documents” means this Agreement, the Subordination Agreement and any other document designated at any time as a Finance Document by the Bank and the Borrower;

 “Financial Indebtedness” means any indebtedness in respect of:-

(a)                                 moneys borrowed or raised;

(b)                                any amount raised pursuant to any debenture, bond, note, loan stock or other security;

(c)                                 any amount raised by acceptance under any acceptance credit;

(d)                                receivables sold or discounted (otherwise than on a non-recourse basis);

(e)                                 the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(f)                                   leases entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

(g)                                any currency swap or interest swap, cap or collar agreement (and, when calculating the value of any such transaction only the marked to market value shall be taken into consideration);

(h)                                amounts raised under any other transaction having the commercial effect of a borrowing or raising of money; or

(i)                                    any guarantee, indemnity or similar assurance against financial loss of any person.

“Group” means the Borrower and its Subsidiaries from time to time;

“Interest Payment Date” means the last day of an Interest Period and also, in respect of any Interest Period which is longer than three months, the last day of each successive period of three months falling within such Interest Period;

“Interest Period” means each period for the calculation of interest determined in accordance with clause 6 of this Agreement;

“Liquidity Requirement” means any liquidity, reserve ratio, special deposit or similar requirement (or other requirement having the same or similar purposes) of any Regulatory Authority whether or not having the force of law (but if not having the force of law, being a requirement which banks customarily comply with);

“Loan” means the aggregate principal amount advanced by the Bank upon and subject to the terms and conditions of this Agreement and for the time being outstanding;

“Margin” means two per cent per annum or such other lower rate per cent per annum as may be agreed between the Bank and the Borrower from time to time;

“Material Adverse Effect” means a material adverse effect on:

(a)                                 the financial condition, assets, prospects or business of the Borrower;

(b)                                the ability of the Borrower to perform and comply with its obligations under any Finance Document;  or

(c)                                 the validity, legality or enforceability of any Finance Document;

“Party” means a party to this Agreement;

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two TARGET Days before the first day of that period unless market practice differs in the

European interbank market, in which case the Quotation Day will be determined by the Bank in accordance with market practice in the European interbank market (and if quotations would normally be given by leading banks in the European interbank market on more than one day, the Quotation Day will be the last of those days);

“Reference Banks” means Allied Irish Banks plc, The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited;

“Regulatory Authority” means the Irish Financial Services Regulatory Authority, the European Central Bank and any fiscal, monetary or other authority in or of Ireland or any federation, community, association or organisation of which Ireland shall be a member or any place from which the Bank obtains resources for its obligations hereunder;

“Repayment Date” means 31 May 2005 or such later date as may be agreed by the Bank and the Borrower;

“Reservations” means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors, the time barring of claims under the Limitation Acts (and similar legislation), the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim and similar principles, rights and defences under the laws of any jurisdiction in which relevant obligations may have to be performed;

“Reserve Asset Cost Rate” means in relation to a Drawing or any unpaid sum, the percentage rate per annum determined by the Bank to be necessary to compensate it for the cost from time to time of making or maintaining that Drawing or unpaid sum for the relevant period by reason of any Liquidity Requirement;

“Security Interest” means any mortgage, charge, pledge, lien, assignment, hypothecation or security interest, title retention, preferential right, trust arrangement or other security arrangement or agreement and any other agreement or arrangement having substantially the same economic effect;

“Subordination Agreement” means the Subordination Deed dated     June 2004 and made between (1) the Borrower and (2) the Bank and (3) Bayerische Hypo und Vereinsbank AG

“Subsidiary” means a subsidiary within the meaning of Section 155 of the Companies Act, 1963;

“TARGET” means Trans-European Automated Real-time Gross Settlement Express Transfer payment system;

“TARGET Day” means any day on which TARGET is open for the settlement of payments in euro; and

“Taxes” includes all present and future taxes, charges, imposts, duties, levies, deductions, withholding or fees of any kind whatsoever, or any amount payable on account of or as security for any of the foregoing, by whomsoever on whomsoever and wherever imposed, levied, collected, withheld or assessed, together with any penalties, additions, fines, surcharges or interest relating thereto and “Tax” and “Taxation” shall be construed accordingly.

1.2                                Interpretation

In this Agreement, unless the context otherwise requires:-

1.2.1                        any reference to the Borrower or the Bank shall be construed so as to include their respective successors and permitted assigns from time to time;

1.2.2                        words denoting any gender include all genders and words denoting the singular include the plural and vice versa;

1.2.3                        any reference to any agreement (including this Agreement) or other instrument shall be deemed to be a reference to such agreement or instrument as amended or replaced from time to time and all agreements or other instruments supplemental thereto provided where required, the consent of the Bank has been obtained for such amendment, replacement or supplement;

1.2.4                        any reference to any statutory provision, or to any order or regulation shall be construed as a reference to that provision, order or regulation as extended, modified, replaced or re-enacted from time to time (whether before or after the date of this Agreement) and all regulations and orders from time to time made thereunder or deriving validity therefrom;

1.2.5                        any reference to a person shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

1.2.6                        headings are for convenience only and shall not affect the construction of this Agreement;

1.2.7                        unless otherwise specified, all references to clauses and schedules are to clauses of and schedules to this Agreement;

1.2.8                        unless otherwise specified, all references in this Agreement to time are references to Dublin time; and

1.2.9                        any reference to the court protection, liquidation, winding-up or dissolution of a company or body corporate or the appointment of a receiver, manager, examiner or administrator of or in relation to a company or body corporate or any of its assets shall be construed so as to include any equivalent or analogous proceedings or, as the case may be, person under the law of the jurisdiction in which it is incorporated or any jurisdiction in which it carries on business or has assets or liabilities.

2                                         THE FACILITY

Upon the terms and subject to the conditions of this Agreement the Bank agrees to make available to the Borrower a term loan facility of up to but not exceeding the Facility Amount.

3                                         PURPOSE

The Borrower will apply the Loan for general corporate purposes.  Without affecting the obligations of the Borrower, the Bank is not bound to monitor or verify the application of the Loan.

4                                         CONDITIONS PRECEDENT

The Facility will become available to the Borrower when the Bank has received, each in a form and substance reasonably satisfactory to it, all the documents and other items listed in Schedule 1.

5                                         DRAWDOWN

Subject to:

5.1                                satisfaction of the conditions specified in clause 4 (Conditions Precedent);

5.2                                no Default having occurred;

5.3                                the Bank having received from the Borrower not later than 10.30 a.m. (or such later time as the Bank may agree) on the relevant Drawdown Date a duly completed Drawdown Notice relating to the proposed Drawing to be made on such date, the Borrower may draw down the Facility Amount by means of one or more (but not more than three) Drawings (each in the minimum amount of €1,000,000) on any Business Day during the Availability Period.  Each Drawdown Notice served under this clause shall be irrevocable and the Borrower will be obliged to borrow accordingly. Any part of the Facility Amount not drawn down by the end of the Availability Period will be cancelled and will not thereafter be available to the Borrower.

6                                         INTEREST

6.1                                Interest Periods

6.1.1                       Interest will accrue on each Drawing by reference to successive periods (each an “Interest Period”) the duration of which will be determined in accordance with the provisions of this clause.

6.1.2                       Subject to clause 6.1.3 below, the Borrower may select the duration (being one, two, three or six months duration or, with the consent of the Bank, other durations) of the Interest Period for each Drawing. Such selection shall be made in the Drawdown Notice relating to a Drawing or, as the case may be, by a notice received by the Bank on the third Business Day before the beginning of the relevant Interest Period. If the Bank shall not have so received notice of any such selection in respect of any Interest Period then such Interest Period shall be of the duration of three months.

6.1.3                       For the purpose of determining the duration of any Interest Period:

(a)                                  each Interest Period relating to a Drawing shall commence on the Drawdown Date relating to such Drawing or, as the case may be, forthwith on the expiry of the preceding Interest Period;

(b)                                 if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next Business Day;

(c)                                  if any Interest Period commences on the last Business Day in a calendar month or if there is no corresponding date in the calendar month in which an Interest Period is due to end, then such Interest Period shall end on the last Business Day in the relevant later month; and

(d)                                 no Interest Period may expire after the Repayment Date.

6.2                                Rate of Interest. The rate of interest applicable to a Drawing for an Interest Period shall be the rate per cent per annum determined by the Bank to be the aggregate of:-

(a)                                 the Margin;

(b)                                Cost of Funds relative to that Interest Period; and

(c)                                 the Reserve Asset Cost Rate (if any) relative to that Interest Period.

6.3                                Interest Roll Up.  All interest which has accrued shall be capitalised and be added to and form part of the Drawing on which it has accrued.

6.4                                Basis of calculation. All interest and other amounts calculated on an annual basis under this Agreement shall accrue from day to day and be calculated on the basis of the actual number of days elapsed and a 360-day year (or such other number of days in a year as the Bank may determine from time to time corresponds with normal banking practice) and shall be due as well after judgement or demand as before. Any certificate or determination by the Bank as to any rate of interest applicable under this Agreement shall, in the absence of manifest error, be conclusive and binding on the Borrower.

7                                         REPAYMENT

Subject to the terms of the Subordination Agreement the Borrower shall repay the Loan in full (together with accrued but unpaid interest and any other amounts outstanding under this Agreement) on the Repayment Date.

8                                         PREPAYMENT AND CANCELLATION

8.1                                Voluntary Prepayment

Subject to the terms of the Subordination Agreement the Borrower may prepay (together with accrued interest on the amount so prepaid) the whole or any part of any Drawing on the last day of any Interest Period applicable thereto provided that:-

8.1.1                        the Bank shall, not less than 2 Business Days before the date of such prepayment, have received from the Borrower notice of its intention to make such prepayment and specifying the amount to be prepaid; and

8.1.2                        the amount of any partial prepayment shall be in a minimum amount of €1,000,000.

8.2                                No redrawing

Any amount prepaid or cancelled under this Agreement shall not be available for redrawing.

8.3                                Notice of prepayment irrevocable

Any notice of intended prepayment given in accordance with the provisions of this clause shall be irrevocable and the Borrower shall be bound to make prepayment in accordance therewith.

8.4                                Interest and breakage costs

All prepayments under this Agreement shall be made together with all accrued but unpaid interest on the amount prepaid and all amounts, if any, payable under clause 15 (Indemnities) in respect of such prepayment.

8.5                                No other entitlement to prepay

The Borrower shall not be entitled to prepay the Loan or any part thereof otherwise than in accordance with this clause.

9                                         PAYMENTS

9.1                                Place and Funds

All payments due to be made by the Borrower under this Agreement shall be made to the Bank in euro in immediately available and freely transferable cleared funds not later than 11 am (local time in place of payment) on the due date to such account at such office or bank as it may notify in writing from time to time to the Borrower for this purpose.

9.2                                Non Business Days

If a payment under this Agreement is due on a day which is not a Business Day, the due date for that payment shall instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).   Interest and fees shall be adjusted accordingly.

9.3                                Default interest

If default is made in the payment on the due date of any sum payable under the Finance Documents, interest shall accrue thereon from and including the date of such default to the date of actual payment calculated (as well after as before judgment) at the rate determined by the Bank to be one per cent per annum above the aggregate of:

9.3.1                        the Margin; and

9.3.2                        the Cost of Funds and the Reserve Asset Cost Rate, if any, in each case for such successive periods as the Bank may determine from time to time in respect of amounts comparable with the sum not paid, and shall be payable by the Borrower on demand.

9.4                                Tax gross up

All payments by the Borrower under this Agreement (whether in respect of principal, interest, fees or otherwise howsoever) shall be made in full, without any deduction or withholding (whether in respect of set-off, counterclaim, duties, taxes, charges, levies or otherwise howsoever) unless the Borrower shall be prohibited by law from so doing, in which event the Borrower shall:

9.4.1                        ensure that the deduction or withholding does not exceed the minimum amount legally required;

9.4.2                        pay to the Bank such additional amount as will ensure that the net amount received by the Bank will equal the full amount which would have been received and retained by it had no such deduction or withholding been made provided that:-

(a)                                 the Borrower shall not be obliged to pay such additional amount to the Bank if a payment could have been made to the Bank without deduction or withholding had the Bank complied with its obligations under clause 9.6; and

(b)                                the Borrower shall not be obliged to immediately pay any such additional amount but instead it shall be added to and form part of the Loan;

9.4.3                        pay to the relevant taxation or other authorities within the period for payment permitted by applicable law the full amount of the requisite deduction or withholding (including the full amount of any deduction or withholding from any additional amount payable pursuant to clause 9.4.2); and

9.4.4                        furnish to the Bank promptly after receipt, and in any event within sixty days of making such deduction or withholding an official receipt (or other evidence of payment reasonably satisfactory to the Bank) of the applicable taxation or other authorities involved for all amounts deducted or withheld as aforesaid.

9.5                                Tax credits

9.5.1                       If the Borrower makes a payment under Clause 9.4.2 (a “tax payment”) in respect of a payment to the Bank under this Agreement and the Bank obtains a refund of tax or a credit against tax attributable to that tax payment (a “tax credit”) then the Bank shall reimburse the Borrower such proportion of that tax credit as will leave the Bank (after that reimbursement) in no better or worse position than it would have been in if no tax payment had been made.

9.5.2                       Clause 9.5.1 does not in any way limit the obligations of the Borrower under the Finance Documents.

9.5.3                       The Bank is not obliged to take any steps under clause 9.5.1 if in the opinion of the Bank (acting reasonably) to do so might be prejudicial to it.

9.5.4                       The Borrower shall indemnify the Bank for all costs and expenses reasonably incurred by the Bank as a result of steps taken under this clause 9.5.

9.6                                Co-Operation

The Bank and the Borrower will co-operate in completing any procedural formalities necessary for the Borrower to obtain authorisation to enable it to make payments to the Bank without any deduction or withholding for or on account of Tax.

9.7                                Payments subject to Subordination Agreement

All payments under this Agreement are subject to the terms of the Subordination Agreement.

10                                   REPRESENTATIONS AND WARRANTIES

10.1                          Representations and Warranties

To induce the Bank to enter into this Agreement and to make and maintain the Loan the Borrower hereby makes the following representations and warranties to the Bank as of the date hereof and as of the Drawdown Date and each Interest Payment Date as if made on each such day with reference to the facts and circumstances then subsisting:-

10.1.1                  Status:  Subject to the Reservations it is duly incorporated and validly existing under the laws of Germany as a separate legal entity with limited liability and unlimited duration which is subject to suit in its own name and has the power and authority to own its property and assets and to carry on its business as it is being conducted;

10.1.2                  Power and authority:  Subject to the Reservations it has the power for and has taken all necessary action to authorise the execution and delivery of each Finance Document to which it is a party and the performance of its obligations thereunder and the transactions contemplated thereby;

10.1.3                  Legal obligation: Subject to the Reservations each Finance Document to which it is or will be a party constitutes or will when executed constitute its legal, valid and binding obligation enforceable in accordance with its terms;

10.1.4                  Non-conflict:  Subject to the Reservations neither the execution or delivery of the Finance Documents nor the borrowing of the Facility Amount nor the performance by it of any of its obligations under the Finance Documents will:-

(a)                                 contravene any applicable law or regulation or judicial or official order;

(b)                                conflict in any material respect with, or result in any material breach of any of the terms of, or constitute a default under, or result in the creation or imposition of any Security Interest on or over the whole or any part of its undertaking or assets pursuant to any agreement or other instrument to which it is a party or is subject or by which it is bound which agreement or instrument is material to the carrying on of its business;

(c)                                 violate any material provision of its Memorandum or Articles of Association or other constitutional documents; or

(d)                                cause any limitation on its powers or the powers of its board of directors (whether in respect of borrowings or otherwise) to be exceeded;

10.1.5                  Information:  all factual information furnished by it to the Bank in connection with the negotiation of this Agreement was and remains true and complete in all material respects and, to the best of its knowledge and belief, there is no other fact or circumstance relating to its affairs which has not been disclosed to the Bank the omission of which would make any of such information misleading in any material respect;

10.1.6                  Base Accounts:  without prejudice to the generality of paragraph 10.1.5 above:-

(a)                                 the Base Accounts give a true and fair view of its financial condition and the financial condition of the Group on a consolidated basis (disclosing all liabilities, contingent or otherwise) as at the Base Accounts Date and the results of its and the Group’s operations during the financial year ended on the Base Accounts Date; and

(b)                                such accounts have been prepared in accordance with accounting principles and policies which are generally accepted in Germany and which have been applied consistently with former years in relation to its accounts and those of the Group.

10.1.7                  Litigation:  no litigation, arbitration or administrative proceeding before or of any court, tribunal or governmental authority is presently pending or, to the best of its knowledge, information and belief, threatened against it or against any of its assets which would have  a Material Adverse Effect;

10.1.8                  No default:  no Default has occurred and is subsisting which has not been waived;

10.1.9                  No Breaches: the Borrower is not (and/or would not with the giving of notice or lapse of time or the satisfaction of any other condition or any combination thereof be) in breach of or in default in any material respect under any agreement to which it is a party or by which it may be bound which agreement is material to the carrying on of its business as that business is being carried on as at the date of this Agreement;

10.1.10            Consents:  it has obtained all material Consents necessary for:  (a) it to carry on its business in the ordinary course and (b) the execution, delivery or performance of the Finance Documents (to which it is or will be a party) and such Consents are in full force and effect and there has been no material default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same which would have a Material Adverse Effect; and

10.1.11            Ranking:  Subject to the terms of the Subordination Agreement, its obligations under the Finance Documents will be its direct, general and unconditional obligations and rank or, as the case may be, will rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness except for any obligations mandatorily preferred by law applying to creditors generally.

10.2                          Repetition

10.2.1                 The representations and warranties contained in clauses 10.1.1 to 10.1.4, 10.1.7, 10.1.8 and 10.1.11.  (Representations and Warranties) shall be deemed to be made as of each Drawdown Date and to be repeated by the Borrower on and as of each Interest Payment Date as if made with reference to the facts and circumstances existing on each such date.

10.2.2                 Additionally, the Borrower shall be deemed to represent and warrant as at each Interest Payment Date in respect of the then latest audited accounts of the Borrower delivered to the Bank under clause 11.2 (Information) that:

(a)                                 such accounts give a true and fair view of the financial condition of the Borrower (disclosing all liabilities, contingent or otherwise) as at the date to which such accounts were made up and the results of its operations during the financial year ended on such date; and

(b)                                such accounts have been prepared in accordance with generally accepted accounting principles and policies in Germany and which have been applied consistently with former years in relation to the accounts of the Borrower.

10.3                          Effect of investigation

The rights and remedies of the Bank in respect of any misrepresentation or breach of warranty on the part of the Borrower shall not be prejudiced or affected by any investigation of the Borrower or any other person by or on behalf of the Bank or without limitation any other act or matter which, but for this provision, would or might prejudice or affect any such rights or remedies.

11                                   UNDERTAKINGS

11.1                          General Undertakings

The Borrower undertakes with the Bank that, so long as the Bank remains under any obligation under this Agreement or any moneys or obligations are outstanding under this Agreement:

11.1.1                  Ranking:  subject to the terms of the Subordination Agreement it will ensure that its obligations under the Finance Documents shall at all times rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness;

11.1.2                  Compliance with laws: it will comply with all applicable laws and regulations of any governmental authority, whether domestic or foreign, having jurisdiction over it or any of its assets, where failure to comply with any such laws or regulations would have a Material Adverse Effect;

11.1.3                  Insurances:  it will maintain insurances on or in relation to its business and assets with underwriters and insurance companies of repute against such risks of the kinds customarily insured against by, and in amounts reasonably and commercially prudent for, companies carrying on similar businesses;

11.1.4                  Conduct of business: it will not without the prior written consent of the Bank make any substantial change in the nature of that business;

11.1.5                  Environmental matters: it will:

(a)                                 obtain all requisite Environmental Licences and comply with (i) the terms and conditions of all Environmental Licences applicable to it and (ii) all other applicable Environmental Law, in each case where failure to do so would have a Material Adverse Effect; and

(b)                                promptly upon receipt of the same, notify the Bank of any claim, notice or other communication served on it in respect of any alleged breach of or corrective or remedial obligation or liability under any Environmental Law which would, if substantiated, have a Material Adverse Effect.

11.2                          Information

The Borrower undertakes with the Bank that, so long as the Bank remains under any obligation hereunder or any moneys or obligations are outstanding under this Agreement, it will supply to the Bank:-

11.2.1                  Audited Accounts.  as soon as same are available (and in any event within 120 days of the end of each of its financial years) its audited accounts for that financial year and the audited consolidated accounts of the Group (it shall ensure that the financial statements delivered by it under this clause are prepared on a consistent basis and in accordance with accounting principles generally accepted in Germany and consistently applied);

11.2.2                  Shareholder documents.  all documents despatched by it to its shareholders (or any class of them) generally, or its creditors (or any class of them), in each case, at the same time as they are despatched;

11.2.3                  Litigation.  promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending, and which might, if adversely determined, have a Material Adverse Effect;

11.2.4                  Notify defaults and petitions.  it will give notice to the Bank of the occurrence of any Default (and the steps, if any, being taken to remedy it) and of any presentation of a petition to appoint an examiner or liquidator or analogous official to it or any other member of the Group, in each case promptly upon becoming aware of the same;

11.2.5                  Other information.  promptly, such further information in its possession or control regarding its business, assets and financial condition and operations as the Bank may reasonably request; and

11.2.6                  Compliance Certificates.  at the same time as each set of accounts specified in clause 11.2.1 is delivered to the Bank, and promptly at any other time, if the Bank so requests, a certificate signed by one of its directors certifying that no Default is outstanding which  has not been waived or, if a Default is outstanding which has not been waived, specifying the Default and the steps, if any, being taken to remedy it.

12                                   EVENTS OF DEFAULT

12.1                          Events of Default

There shall be an Event of Default if:-

12.1.1                  Non-payment.  the Borrower fails to pay any amount expressed to be payable by it in or pursuant to any Finance Documents at the time or otherwise in the manner specified in such Finance Document Provided that such failure shall not be an Event of Default if it occurs solely from any technical or administrative difficulties relating solely to the transfer of such amount and such failure is remedied within 5 Business Days after the due date for payment; or

12.1.2                  Breach of other obligations.  the Borrower for any reason fails duly and promptly to perform or observe any of the other terms and conditions expressed to be binding on or undertaken by it in or pursuant to any Finance Documents and either such default is incapable of remedy or, if it is capable of remedy, it continues unremedied for 14 days after notice thereof has been given by the Bank to the Borrower; or

12.1.3                  Misrepresentation.  any statement, representation or warranty given or made (or deemed to be given or made) by the Borrower in or pursuant to any Finance Documents or in any notice, certificate or statement, delivered or made pursuant to any Finance Documents is or would, if given or made at any time after the date hereof by reference to the facts subsisting at that time, be incorrect or untrue in any material respect; or

12.1.4                  Cross acceleration.  any other Financial Indebtedness of the Borrower (exceeding in aggregate €10,000,000 or equivalent) is not paid at its stated maturity (or within any applicable period of grace allowed by the terms of the agreement or instrument constituting or evidencing the same) or, if payable on demand, when demanded; or

12.1.5                  Ceasing to carry on business.  the Borrower ceases to carry on its business or any substantial part thereof (save for the purpose of and followed by an amalgamation or reconstruction on terms previously approved by the Bank); or

12.1.6                  Insolvency:

(i)                                    the Borrower is, or is deemed for the purposes of any law to be, unable to pay its debts as they fall due or to be insolvent, or admits inability to pay its debts as they fall due; or

(ii)                                 the Borrower suspends making payments on all or any class of its debts or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness; or

(iii)                              the Borrower, by reason of financial difficulties, begins negotiations with one or more of its creditors with a view to the readjustment or rescheduling of any of its indebtedness; or

(iv)                             any step (including petition, proposal or convening a meeting) is taken with a view to a composition, assignment or arrangement with any creditors of the Borrower; or

12.1.7                  Insolvency proceedings

(i)                                    a meeting of the Borrower is convened for the purpose of considering any resolution for (or to petition for) its winding-up, bankruptcy, court protection or administration or any such resolution is passed; or

(ii)                                 any person presents a petition (other than one which is frivolous or vexatious and which is being contested in good faith by the Borrower) for the court for the winding-up, bankruptcy court protection or administration of the Borrower; or

(iii)                              an order for the winding-up, bankruptcy, court protection or administration of the Borrower is made;  or

(iv)                             any other step (including petition, proposal or convening a meeting) is taken with a view to the court protection, rehabilitation, administration, custodianship, liquidation, winding-up or dissolution of the Borrower or any other insolvency proceedings involving the Borrower; or

12.1.8                  Appointment of receiver etc.

(i)                                    any liquidator, examiner, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like is appointed in respect of the Borrower or any material part of its assets; or

(ii)                                 the directors of the Borrower request the appointment of a liquidator, examiner, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like; or

(iii)                              any other steps are taken to enforce any Security Interest over any material part of the assets of the Borrower; or

12.1.9                  Creditor’s process.  any attachment, sequestration, distress or execution affects any material asset of the Borrower and is not discharged within 28 days; or

12.1.10            Analogous Proceedings.  any event anywhere occurs in relation to the Borrower which, is analogous with any of those mentioned in clauses 12.1.6 to 12.1.9; or

12.1.11            Ineffectiveness of any Consent.  any material Consent necessary for the carrying on by the Borrower of its business in the ordinary course or for the execution, delivery or performance of any Finance Document or the use of the Facility is withdrawn or revoked or expires or is modified or made subject to any condition which in the opinion of the Bank would have a Material Adverse Effect; or

12.1.12            Control of the Borrower.  the Borrower becomes controlled by any person or persons not controlling it at the date of this Agreement.  For the purposes of this clause, ‘control’ in relation to the Borrower means the power to control the composition of the majority of the board of directors of the Borrower or otherwise control its affairs.

12.2                          Rights of Bank.  Subject to the terms of the Subordination Agreement the Bank may, upon and at any time after the happening of an Event of Default so long as the same is continuing, by notice to the Borrower declare that:

12.2.1                  any obligation of the Bank to advance any Drawing shall be terminated, whereupon such obligation shall be terminated forthwith; and/or

12.2.2                  the Loan has become immediately due and payable, whereupon, the Borrower shall forthwith repay the same together with all interest accrued and all other sums payable under the Finance Documents; and/or

12.2.3                  the Loan has become due and payable on demand, whereupon the Loan and all interest and other sums payable under the Finance Documents shall at all times after such declaration be due and payable forthwith on demand.

13                                   INCREASED COSTS AND ILLEGALITY

13.1                          Increased Costs

13.1.1                 Subject to the proviso below, the Borrower shall pay to the Bank the amount of any Increased Costs incurred by the Bank or any of its Affiliates as a result of:

(a)                                 the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement; or

(b)                                compliance with any law or regulation made after the date of this Agreement,

Provided always that the amount of such Increased Costs shall not be immediately paid by the Borrower but instead shall be added to and form part of the Loan.

13.1.2                 In this Agreement “Increased Costs” means:

(a)                                 a reduction in the rate of return from the Facility or on the Bank’s (or its Affiliate’s) overall capital;

(b)                                an additional or increased cost; or

(c)                                 a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by the Bank or any of its Affiliates to the extent that it is attributable to the Bank funding or performing its obligations under any Finance Document.

13.2                          Increased Cost claims:

13.2.1                 The Bank shall notify the Borrower of any event giving rise to a claim under clause 13.1 (increased costs);

13.2.2                 The Bank shall, as soon as practicable after making demand, provide a certificate confirming the Increased Costs.

13.3                          Exceptions:  Clause 13.1 (Increased Costs) does not apply to the extent any Increased Cost is:

13.3.1                  compensated for by clause 9.4.2 (Tax Gross Up);

13.3.2                  compensated for by clause 15.1 (General indemnity);

13.3.3                  compensated for by the payment of the Reserve Asset Cost Rate;

13.3.4                  any change in the rate of Tax on the overall net income of the Bank (or the overall net income of a division or branch of the Bank) imposed in the jurisdiction in which its principal office or facility office for the time being is situate; or

13.3.5                  attributable to the wilful breach by the Bank or its Affiliates of any law or regulation or otherwise to its negligence or wilful default.

13.4                          Illegality.

13.4.1                 Illegality.  Notwithstanding anything herein contained, if any law, regulation, treaty or official directive, or any change therein or in the interpretation or application thereof by any authority charged with the administration thereof or by any court shall make it unlawful for the Bank to make, maintain or fund the Drawings or to give effect to its obligations as contemplated hereby (an “Illegality”), the Bank may by written notice thereof to the Borrower declare that the Bank’s obligations shall be terminated forthwith whereupon such obligations shall be so terminated and the Borrower will repay forthwith (or at the end of such period as the Bank shall in its discretion have agreed) the whole of the Facility together with accrued interest thereon, accrued commitment fee and all other amounts payable to the Bank hereunder.  The Availability Period shall, if it has not already done so, thereupon terminate.

14                                   MITIGATION BY THE BANK

14.1                          Mitigation:

14.1.1                 The Bank shall (in consultation with the Borrower), take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to any of clause 13.4 (Illegality), clause 9.4 (Tax gross up) or clause 13.1 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or facility office (if applicable).

14.1.2                 Clause 14.1.1 above does not in any way limit the obligations of the Borrower under the Finance Documents.

14.2                          Limitation of liability:

14.2.1                 The Borrower shall indemnify the Bank for all costs and expenses reasonably incurred by the Bank as a result of steps taken by it under clause 14.1 (Mitigation).

14.2.2                 The Bank is not obliged to take any steps under clause 14.1 (Mitigation) if, in the opinion of the Bank (acting reasonably), to do so might be prejudicial to it.

15                                   INDEMNITIES

15.1                          General indemnity

The Borrower shall on demand indemnify the Bank against any liability loss or expense which the Bank shall certify as incurred by it as a consequence of:

15.1.1                  any default in payment by the Borrower of any sum under any Finance Document when due;

15.1.2                  the occurrence of any Default;

15.1.3                  any repayment or prepayment of any Drawing or part thereof being received otherwise than on the last day of an Interest Period;

15.1.4                  any repayment or prepayment of any Drawing or part thereof being received (whether or not on the last day of any Interest Period) during any period in respect of which the rate of interest payable on such Drawing has been fixed; or

15.1.5                  any Drawing not being made for any reason directly attributable to the Borrower after a notice of drawdown therefor has been given; or

15.1.6                  any prepayment not being made after a notice of prepayment therefor has been given;

including in any such case, but not limited to, any loss or expense incurred in maintaining or funding the Loan or any Drawing or other sum or in liquidating or re-employing deposits from third parties acquired or contracted for in order to effect or maintain the same or in unwinding or redeploying any arrangement entered into to fix for any period the interest rate payable hereunder.

Provided always that any amount payable by the Borrower to the Bank under this clause shall not be immediately paid by the Borrower but instead shall be added to and form part of the Loan.

15.2                          Currency indemnity

If, under any applicable law, whether as a result of a judgement against the Borrower or the liquidation of the Borrower (or for any other reason) any payment under or in connection with the Finance Documents is made or is recovered in a currency (the “judgement currency”) other than that in which it is required to be paid under the Finance Documents (the “agreed currency”) then, to the extent that the payment to the Bank (when converted at the rate of exchange on the date of payment or, in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount unpaid under the Finance Documents, the Borrower shall, as a separate and independent obligation, fully indemnify the Bank against the amount of the shortfall.  For the purposes of this clause, “rate of exchange” means the rate at which the Bank is able on the relevant date to purchase the agreed currency in such foreign exchange market as it, in its absolute discretion, may determine with the judgement currency.

16                                   ASSIGNMENT

16.1                          The Borrower shall not assign or transfer all or any part of its rights, benefits and/or obligations under this Agreement.

16.2                          The Bank may, without the consent of the Borrower, grant a participation in or make an assignment or transfer or otherwise dispose of the whole or any part or parts of its rights, benefits and obligations under this Agreement.

16.3                          For the purposes of any such participation, assignment, transfer or disposal and any sub-participation, the Bank may disclose information about the Borrower and its Subsidiaries and the financial condition of the Borrower and its Subsidiaries as shall have been made available to the Bank by the Borrower (but only if the person to whom such information is disclosed shall first have entered into a confidentiality undertaking in a form reasonably satisfactory to the Borrower) or which is publicly available.

16.4                          The expression “Bank” wherever used in this Agreement shall, to the extent of its interest for the time being herein, include every successor in title, participant, assignee, transferee or party to whom a disposal is made as aforesaid.

17                                   WAIVER

No omission or delay on the part of the Bank in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or of any other right, power or privilege.  The rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

18                                   SEVERANCE

If at any time any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

19                                   SET-OFF

Without prejudice to and in addition to any right of set-off or right to combine accounts or other similar right the Borrower authorises the Bank to apply any credit balance (whether matured or not) to which the Borrower is entitled on any account of the Borrower with the Bank in satisfaction of any sum due and payable from the Borrower to the Bank under the Finance Documents but unpaid; for this purpose the Bank is authorised to purchase (at such rate of exchange and in such foreign exchange market as it in its absolute discretion, may determine) with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application.

20                                   COSTS

All costs and other expenses, including legal fees and expenses, reasonably incurred by the Bank in connection with the negotiation, preparation and execution of the Finance Documents or in preserving, perfecting or enforcing or seeking to preserve, perfect or enforce any of the Bank’s rights under or in connection with the Finance Documents shall be reimbursed by the Borrower to the Bank upon demand.

21                                   COUNTERPARTS

This Agreement may be executed in any number of counterparts in which case this Agreement shall be as effective as if all signatures and other executions on the counterparts were on a single copy of this Agreement and any Party may enter this Agreement by executing a counterpart.

22                                   NOTICES

Any notice or communication or demand to be given or made pursuant to this Agreement shall be given or made by prepaid registered or recorded delivery post or by fax or cable or by hand delivery addressed and sent to the Party to be served at the following addresses:

to the Bank at:	18/21 St Stephen’s Green, Dublin 2
fax number:	616 2429
attention:	Paul Stephens

to the Borrower at:	Vorsitzender des Vorstandes der
Rosenthal AG
Wittelsbachenstr 43
95100 Selb
fax number	0049 928 772224
attention:	Herrn Ottmar C.Küsel

or such other address and/or telex and/or fax number as the Party changing its address and/or telex and/or fax number may notify to the other.  Except where receipt is expressly required by the terms of this Agreement, any such notice, communication or demand, if given or made by prepaid registered or recorded delivery post, shall be deemed to have been duly given or made two Business Days after the same was posted (and in proving such it shall be sufficient to prove that the envelope containing the same was posted) and, if given or made by telex, fax or cable, shall be deemed to have been duly given or made at the time of despatch.

23                                   SUBORDINATION

The parties acknowledge and agree that this Agreement is subject to the Subordination Agreement.

24                                   GOVERNING LAW AND JURISDICTION

24.1                          Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ireland.

24.2                          Jurisdiction

It is irrevocably agreed for the exclusive benefit of the Bank that the courts of Ireland are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding arising out of or in connection with this Agreement (in this clause referred to as “Proceedings”) may be brought in such courts.  Nothing in this clause shall limit the right of the Bank to take Proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

24.3                          The Borrower hereby irrevocably authorises and appoints Waterford Wedgwood plc (attention  Patrick Dowling) (or such other person resident in Ireland as it may by notice to the Bank substitute) to accept service of all legal process arising out of or in connection with this Agreement and service on Waterford Wedgwood plc (or such substitute as aforesaid) shall be deemed service on the Borrower and the Borrower agrees that failure by its process agent to notify it of the process will not invalidate the proceedings concerned.

IN WITNESS WHEREOF this Agreement has been duly executed on the date shown at the beginning of  this Agreement.

SCHEDULE 1

Conditions Precedent

The documents and other items referred to in clause 4 (conditions precedent) are as follows:

1.                                      this Agreement duly signed on behalf of the Borrower;

2.                                      a Certified Copy of an extract from the commercial register (Handelsregister) and constitutional documents of the Borrower;

3.                                      a Certified Copy of a resolution of the board of directors of the Borrower authorising acceptance  of the Facility by the Borrower;

4.                                      three sets of specimen signatures, authenticated by the managing directors of the Borrower, of the authorised representatives of the Borrower either as set out by the commercial register extract for the Borrower or as authorised by power of attorney;

5.                                      an opinion from lawyers acceptable to the Bank in the jurisdiction of incorporation of the Borrower.

6.                                      the Bank’s security requirements.

SCHEDULE 2

Form of Drawdown Notice

To:            Anglo Irish Bank Corporation plc

For the attention of Paul Stephens

•   20 •

Dear Sirs

Loan Agreement dated • 2004 between (1) us as borrower and (2) you as lender

We wish to drawdown a Drawing under the above loan agreement as follows:

(a)                                 Drawdown Date:         •         2004

(b)                                Amount: €•

(c)                                 Bank Account to which proceeds are to be paid:         •

We confirm that: -

(i)                                    the matters represented by us and set out in the relevant sub-clauses of clause 10 (Representations and Warranties) of the Loan Agreement as being expressed to be repeated are true and accurate on the date of this notice as if made on such date; and

(ii)                                 no Default, as defined in the Loan Agreement, has occurred and is continuing unwaived or would result from the drawing of the proposed Drawing.

Yours faithfully

For and on behalf of

ROSENTHAL AG

Authorised Signatory

SCHEDULE 3

Compliance Certificate

To:         Anglo Irish Bank Corporation plc

For the attention of:         Paul Stephens

Date:         •

Dear Sirs

We hereby certify pursuant to clause 11.3 (Information) of the Loan Agreement dated • 2004 between (1) us as borrower and (2) you as lender (the “Agreement”) that: -

1.                                      No Default (as defined in the Agreement) has occurred and is subsisting which has not been waived.

2.                                      The accounts forwarded herewith have been prepared in accordance with the same accounting principles and policies as were adopted in the preparation of the Base Accounts (as defined in the Agreement).

Yours faithfully

For and on behalf of

ROSENTHAL AG

Managing Director

SIGNATURES

SIGNED for and on behalf of
the Borrower
in the presence of:
Authorised Signatory

Witness

Address

Occupation

SIGNED for and on behalf of
the Bank
in the presence of:-
Authorised Signatory

Witness

Address

Occupation

DATED        25 JUNE        2004

(1)  ROSENTHAL AG

(2)  ANGLO IRISH BANK CORPORATION plc

TERM LOAN AGREEMENT

MATHESON ORMSBY PRENTICE

30 Herbert Street

Dublin 2

Ireland

TEL  + 353 1 619 9000

FAX  + 353 1 619 9010